UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 5

UNION DRILLING, INC.

(Name of Subject Company(Issuer))

FASTBALL ACQUISITION INC.

(Name of Filing Person (Offeror))

a direct, wholly owned subsidiary of

SIDEWINDER DRILLING INC.

(Name of Filing Person (Parent of Offeror))

AVISTA CAPITAL PARTNERS III, L.P. AVISTA CAPITAL PARTNERS (OFFSHORE) III, L.P.

(Name of Filing Person (Other Person))

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

90653P105

(CUSIP Number of Class of Securities)

Jon C. Cole Fastball Acquisition Inc. Sidewinder Drilling Inc. 952 Echo Lane, Suite 460 Houston, Texas 77024 Telephone: (832) 320-7600	Jeffrey P. Gunst Avista Capital Partners III, L.P. Avista Capital Partners (Offshore) III, L.P. 1000 Louisiana Street, Suite 3700 Houston, Texas 77002 Telephone: (713) 329-1099

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Keith R. Fullenweider

Stephen M. Gill

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, Texas 77002

Tel: (713) 758-2222

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$145,041,812.50	$19,784

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 21,398,534 outstanding shares of common stock, par value $0.01 per share, at an offer price of $6.50 per share. The transaction value also includes the aggregate offer price for 915,591 shares of common stock estimated to be issuable pursuant to outstanding options, which is calculated by multiplying the number of shares underlying such outstanding options multiplied by the offer price of $6.50 per share.
(2)	The amount of the filing fee is calculated in accordance with Rule 00-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.00013640.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $19,784	Filing Party: Fastball Acquisition Inc.
Sidewinder Drilling Inc.
Form or Registration No.: Schedule TO	Date Filed: October 5, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 5, 2012 (which, together with any subsequent amendments and supplements thereto, collectively constitute this “Schedule TO”). The Schedule TO relates to the tender offer by Fastball Acquisition Inc., a Delaware corporation (“Purchaser”) and a direct, wholly owned subsidiary of Sidewinder Drilling Inc., a Delaware corporation (“Parent”), which is controlled by Avista Capital Partners III, L.P., a Delaware limited partnership (“ACP III”), and Avista Capital Partners (Offshore) III, L.P., a Bermuda limited partnership (“ACP Offshore III,” and together with ACP III, the “Sponsors”), for all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Union Drilling, Inc., a Delaware corporation (“Union Drilling”), at a price of $6.50 per share net to the seller thereof in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated October 5, 2012 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which collectively constitute the “Offer.” This Amendment is being filed on behalf of Parent, Purchaser and the Sponsors.

The information set forth in the Schedule TO remains unchanged, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase or in the Schedule TO.

Items 1, 4 and 12.

Regulation M-A Items 1001, 1004 and 1011.

Items 1, 4, and 11 of this Schedule TO are hereby amended and supplemented by adding the following text thereto:

“The Depositary has advised Parent and Purchaser that, as of 12:00 Midnight, New York City time, at the end of the day on Friday, November 2, 2012, an aggregate of 16,405,502 Shares had been tendered into, and not withdrawn from, the Offer, including 176,042 Shares tendered through notices of guaranteed delivery. The Shares tendered represent approximately 76.67% of the outstanding Shares. All Shares validly tendered in the Offer (other than Shares tendered through notices of guaranteed delivery) have been accepted for payment, and Purchaser expects to pay promptly for all such Shares. Shares validly tendered in satisfaction of notices of guaranteed delivery will also be accepted for payment and Purchaser expects to pay promptly for all such Shares. These tendered Shares, when combined with the Support Agreement Shares to be contributed to Parent pursuant to the Support Agreements, represent approximately 91.78% of the outstanding shares of Union Drilling on a fully diluted basis.

Purchaser intends to effect a short-form merger as permitted by the DGCL on or about November 5, 2012, without the need for a meeting of Union Drilling’s stockholders. In the Merger, each Share not tendered and accepted for payment in the Offer (other than those Shares held by (i) Union Drilling as treasury stock, (ii) Parent or Purchaser or (iii) any holder of Shares who is entitled to and properly exercises appraisal rights under the DGCL), will be converted into the right to receive $6.50 in cash, without interest thereon and subject to applicable withholding taxes. As a result of the Merger, Union Drilling will become a wholly-owned subsidiary of Parent, and the Shares will cease to be traded on the NASDAQ Global Select Market.

On November 5, 2012, Parent issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached hereto as Exhibit (a)(5)(H) and it is incorporated herein by reference.”

Item 12.	Exhibits.

Regulation M-A Item 1016

Item 12 of this Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(H)*	Press Release issued by Sidewinder Drilling Inc. announcing the expiration and results of the offer.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2012

SIDEWINDER DRILLING INC.

By:	/s/ Jon C. Cole
Name:	Jon C. Cole
Title:	President, Chief Executive Officer & Director

FASTBALL ACQUSITION INC.

By:	/s/ Jon C. Cole
Name:	Jon C. Cole
Title:	President & Director

AVISTA CAPITAL PARTNERS III, L.P.

By:	Avista Capital Partners III GP, LP, its General Partner

By:	/s/ Jeffrey P. Gunst
Name:	Jeffrey P. Gunst
Title:	Authorized Person

AVISTA CAPITAL PARTNERS (OFFSHORE) III, L.P.

By:	Avista Capital Partners III GP, LP, its General Partner

By:	/s/ Jeffrey P. Gunst
Name:	Jeffrey P. Gunst
Title:	Authorized Person

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated October 5, 2012.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Summary Advertisement as published in The New York Times on October 5, 2012.

(a)(5)(A)*	Joint Press Release issued by Sidewinder Drilling Inc. and Union Drilling, Inc. on September 25, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Union Drilling, Inc. with the Securities and Exchange Commission on September 25, 2012).

(a)(5)(B)*	Press Release issued by Sidewinder Drilling Inc. announcing commencement of the offer.

(a)(5)(C)*	Petition filed by Van Hall, individually and on behalf of all others similarly situated, on October 3, 2012, District Court, Tarrant County, Texas Cause No. 342-262036-12 (incorporated by reference to Exhibit (a)(10) to the Schedule 14D-9 filed by Union Drilling, Inc. on October 5, 2012).

(a)(5)(D)*	Amended Class Action Petition filed by Van Hall, individually and on behalf of all others similarly situated, on October 9, 2012, 342nd Judicial District Court, Tarrant County, Texas Cause No. 342-262036-12 (incorporated by reference to Exhibit (a)(12) to the Schedule 14D-9/A filed by Union Drilling, Inc. on October 16, 2012).

(a)(5)(E)*	Class Action Petition filed by Mukesh and Shilpa Patel, on behalf of themselves and all others similarly situated, on October 12, 2012, 67thJudicial District Court, Tarrant County, Texas, Cause No. 067-262208-12 (incorporated by reference to Exhibit (a)(12) to the Schedule 14D-9/A filed by Union Drilling, Inc. on October 16, 2012).

(a)(5)(F)*	Joint Press Release issued by Sidewinder Drilling Inc. and Union Drilling, Inc. on October 17, 2012 (incorporated by reference to the Schedule 14A filed by Union Drilling, Inc. with the Securities and Exchange Commission on October 17, 2012).

(a)(5)(G)*	Complaint filed by Charles Lewis on October 19, 2012, United States District Court for the Northern District of Texas, No. 3:12-cv-04213-G (incorporated by reference to Exhibit (a)(15) to the Schedule 14D-9/A filed by Union Drilling, Inc. on October 24, 2012).

(a)(5)(H)	Press Release issued by Sidewinder Drilling Inc. announcing the expiration and results of the offer.

(b)(1)*	Commitment Letter, dated September 24, 2012, from Jefferies Finance LLC to Sidewinder Drilling Inc.

(b)(2)*	Commitment Letter, dated September 28, 2012, from PNC Bank, National Association to Sidewinder Drilling Inc.

(c)*	None.

(d)(1)*	Agreement and Plan of Merger, dated as of September 24, 2012, among Union Drilling, Inc., Sidewinder Drilling Inc. and Fastball Acquisition Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Union Drilling, Inc. with the Securities and Exchange Commission on September 25, 2012).

(d)(2)*	Contribution, Non-Tender and Support Agreement, dated as of September 24, 2012, by and between Sidewinder Drilling Inc., Wolf Marine S.A., Lucky Star Ltd., Avista Capital Partners III, L.P. and Avista Capital Partners (Offshore) III, L.P (incorporated by reference to Exhibit 2.4 to the Current Report on Form 8-K filed by Union Drilling, Inc. with the Securities and Exchange Commission on September 28, 2012).

(d)(3)*	Contribution, Non-Tender and Support Agreement, dated as of September 24, 2012, by and between Sidewinder Drilling Inc., Steven A. Webster, Avista Capital Partners III, L.P. and Avista Capital Partners (Offshore) III, L.P (incorporated by reference to Exhibit 2.5 to the Current Report on Form 8-K filed by Union Drilling, Inc. with the Securities and Exchange Commission on September 28, 2012).

(d)(4)	Tender and Voting Agreement, dated as of September 24, 2012, between Sidewinder Drilling Inc. and Union Drilling Company, LLC.

(d)(5)	Tender and Voting Agreement, dated as of September 24, 2012, between Sidewinder Drilling Inc. and Christopher D. Strong, Tina L. Castillo and David S. Goldberg.

(d)(6)*	Confidentiality Agreement, dated as of July 13, 2012, by and between Avista Capital Holdings, LP and Union Drilling, Inc.

(d)(7)*	Exclusivity Agreement, dated as of July 15, 2012, by and between Avista Capital Holdings, LP and Union Drilling, Inc.

(e)*	None.

(f)*	None.

(g)*	None.

(h)*	None.

*	Previously Filed

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